GENOCEA BIOSCIENCES, INC.
100 Acorn Park Drive
Cambridge, Massachusetts 02140
(617) 876-8191

May 10, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Genocea Biosciences, Inc.
Registration Statement on Form S-3 (File No. 333-230577)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Genocea Biosciences, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-230577) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:00 p.m. EST on May 13, 2019, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Marc Rubenstein of Ropes & Gray LLP at marc.rubenstein@ropesgray.com or (617) 951-7826.

Very truly yours, GENOCEA BIOSCIENCES, INC.

By:	/s/ William Clark
William Clark Chief Executive Officer